INVO Bioscience, Inc.
100 Cummings Center,
Suite 421E
Beverly, Massachusetts 01915

March 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-0405
Attention:  Ta Tanisha Meadows

Re:  Emy’s Salsa Aji Distribution Company, Inc.
        Item 4.01 Form 8-K, File No: 333-147330

Dear Ms. Meadows:

We have set forth below our responses to the Staff’s comments raised in your letter dated March 9, 2009, regarding Item 4.01 on Form 8-K for INVO Bioscience, Inc., Inc. (the “Company”) that we filed on March 5, 2009.  For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.  In addition, we have filed an amendment to the Registration Statement on Form 8-K/A to address these comments and to address typographical and other changes.

Item 4.01 Form 8-K Filed March 5, 2009

1.
Please revise the first paragraph under item (a) to disclose the date you actually dismissed Webb & Co. rather than the effective date that your Board of Directors approved the dismissal.  Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

We have revised the disclosure in Item 4.01(a) in accordance with comment 1.

2.
Please note that you are required to file an updated letter from Webb & Co. stating whether the firm agrees with the statements made in an amendment filed in response to our comments and, if not, stating the respects in which the firm does not agree as an exhibit within two business days of its receipt or 10 business days after filing the amendment.  Please acknowledge this obligation.  Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We have received and filed an updated letter from Webb & Co. stating that the firm agrees with the statements made in the amendment to Item 4.01(a) in the filing on Form 8-K/A.

In connection with our foregoing responses to your comments, we acknowledge hereby that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

If you have questions regarding this matter or if you need additional information, please do not hesitate to me contact me on 978-878-9505 or Debbie Klis, of Shulman, Rogers, Gandal, Pordy & Ecker, P.A., 11921 Rockville Pike, Suite #300, Rockville, Maryland 20852, counsel to the Company, at (301) 230-5241.  Thank you in advance for your time and attention.

Sincerely,

/s/ Robert J. Bowdring
Robert J. Bowdring
Chief Financial Officer

cc:  Derek Webb, CPA, Webb & Co.
       Katie Karloff, CEO, INVO Bioscience
       Dr. Claude Ranoux, President, INVO Bioscience